File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Fina[redacted]
450 Fifth Street N.W
Washington DC 20549
United States

23 March 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. GI Consulting Limited – Company no. 3318133 – Form 363s Annual Return.
2. Taylor Nelson AGB Limited – Company no. 3510405 – Form 363s Annual Return.
3. NFO Worldwide Limited – Company no. 3161960 – Form 363s Annual Return.
4. Scher International Ltd – Company no. 2587875 – Form 363s Annual Return.
5. Infratest Burke Asia Pacific Ltd – Company no. 2787385 – Form 363s Annual Return.
6. TNS IOTA Limited – Company no. 5345618 – Form 383s Annual Return (refilling).

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

TNS House
Westgate
London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Dorothy.gbagonah@tns-global.com

Dorothy Gbagonah
Company Secretarial Assistant

SEC MAIL PROCESSING RECEIVED MAR 27 2006 WASH. D.C. 192 SECTION

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

22 March 2006

Dear Sir/Madam

GI CONSULTING LIMITED – Company Registration No. 3318133
TAYLOR NELSON AGB LIMITED – Company Registration No. 3510405
NFO WORLDWIDE LIMITED – Company Registration No. 3161960
SCHER INTERNATIONAL LIMITED – Company Registration No. 2587875
INFRATEST BURKE ASIA PACIFIC LIMITED – Company Registration No. 2787385

REFILING – TNS IOTA LIMITED –Company Registration No.: 5345618

I enclose a duly completed and signed form 363s annual return for the above-named companies together with a cheque for £150.00, being the filing fee due for the above companies.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Dorothy Gbagonah
Company Secretarial Assistant

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

x:\users\companysecretarial 060101\companies hse\060322_form 363s.doc

Companies House
— for the record —

Company Name
GI CONSULTING LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3318133

Information extracted from Companies House records on
21st January 2006

Section 1: Company details

Ref: 3318133/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** 02/01/1936 **Nationality** British **Occupation** Company Director	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of birth __ / __ / ____ Nationality __________ Occupation __________ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Carlos PRIETO **Address** **Cedaceros 10** **Madrid** **Spain** **28014** **Date of birth** 01/09/1955 **Nationality** Spanish **Occupation** Entrepeneur	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Carlos PRIETO ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Eamonn WILLIAMS **Address** **13 Hermitage Drive** **Rathfarnham** **Dublin 16** **Ireland** **Date of birth** 26/11/1950 **Nationality** Irish **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Eamonn WILLIAMS ceased to be director (if applicable) __ / __ / ____

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share ______________________

Number of shares issued ______________________

Aggregate Nominal Value of issued shares ______________________

Class of Share ______________________

Number of shares issued ______________________

Aggregate Nominal Value of issued shares ______________________

Class of Share ______________________

Number of shares issued ______________________

Aggregate Nominal Value of issued shares ______________________

Class of Share ______________________

Number of shares issued ______________________

Aggregate Nominal Value of issued shares ______________________

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued ______________________

Aggregate Nominal Value of issued shares ______________________

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☐ A full list of members is enclosed

The last full list of members was received on: 13/02/2005

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______ (Director / Secretary)

Date 22/03/2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***13/2/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **13th February 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______

Telephone number *inc code* ______

Address ______

DX number *if applicable* ______

DX exchange ______

Postcode ______

Companies House

— *for the record* —

Company Name

TAYLOR NELSON AGB LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

3510405

Information extracted from Companies House records on

21st January 2006

Section 1: Company details

Ref: 3510405/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House** **Westgate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **9999** **Dormant company**	**SIC CODE** **Description**

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Jameson SMITH** **Address** **33 Woodend Drive** **Sunninghill** **Berkshire** **SL5 9BD** **Date of birth** **25/03/1962** **Nationality** **British** **Occupation** **Treasurer**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Jameson SMITH ceased to be director (if applicable) __ / __ / ____

> **Director**	**Current details**	**Amended details**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.	**Name** **Paul Simon Kent WRIGHT**	Name ____________
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **Lees Rigg** **Green North Road Jordan** **Beaconsfield** **Buckinghamshire** **HP9 2SX**	Address ____________ ____________ ____________
		UK Postcode ____ ___
	Date of birth 02/12/1957	Date of birth __ / __ / ____
	Nationality **British**	Nationality ____________
Particulars of a new Director must be notified on form 288a.	**Occupation** **Solicitor**	Occupation ____________
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share __________
	Nominal value of each share **£1.00**	Nominal value of each share __________
	Number of shares issued **1**	Number of shares issued __________
	Aggregate Nominal Value of issued shares **£1.00**	Aggregate Nominal Value of issued shares __________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **1**	Total number of shares issued __________
	Total Nominal value of shares issued **£1.00**	Total Nominal value of shares issued __________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TNS UK LIMITED	Name ____	
Address C/O Taylor Nelson Sofres Plc Westgate London	Address ____ ____ ____ UK Postcode ____	**Shares transferred by** TNS UK LIMITED
Shares held *Class* / *Number*	**Shares held** *Class* / *Number*	*Class* / *Number* / *Date of transfer*
Ordinary / **1**	____ / ____	____ / ____ / __/__/____
	____ / ____	____ / ____ / __/__/____

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________ (~~Director~~ / Secretary)

Date 22/03/2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***13/2/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **13th February 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________

Telephone number *inc code*

Address ______________

DX number *if applicable*

DX exchange ______________

Postcode

Companies House

— for the record —

Company Name

NFO WORLDWIDE LIMITED

363s Annual Return

SEC MAIL RECEIVED PROCESSING SECTION
MAR 27 2006
WASH, D.C. 192

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3161960

Information extracted from Companies House records on
6th February 2006

Section 1: Company details

Ref: 3161960/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code / Description** **6523 Other financial intermediation**	**SIC CODE Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of birth __ / __ / ____ Nationality __________ Occupation __________ Date of change __ / __ / ____ Date Stephen Michael FACTOR ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Research	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 2	Number of shares issued
	Aggregate Nominal Value of issued shares £2.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2	Total number of shares issued
	Total Nominal value of shares issued £2.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details		Amended details		Shares transferred		
> **Shareholder Name** NFO UK INC		Name ____				
Address Two Pickwick Plaza Greenwich Connecticut		Address ____ ____ ____ UK Postcode		**Shares transferred by** NFO UK INC		
Shares held *Class*	*Number*	**Shares held** *Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	2	____	____	____	____	__/__/____
		____	____	____	____	__/__/____

- Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.
- Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.
- For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.
- Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________ ~~(Director~~ / Secretary)

Date 22/03/2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***20/2/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **20th February 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________

Telephone number *inc code* ______________

Address ______________

DX number *if applicable* ______________

DX exchange ______________

Postcode ______________

Companies House

— for the record —

Company Name
SCHER INTERNATIONAL LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
2587875

Information extracted from Companies House records on
17th February 2006

Section 1: Company details

Ref: 2587875/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code Description 7499 Non-trading company**	**SIC CODE Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Jameson SMITH** **Address** **33 Woodend Drive** **Sunninghill** **Berkshire** **SL5 9BD** **Date of birth** **25/03/1962** **Nationality** **British** **Occupation** **Treasurer**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Jameson SMITH ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Paul Simon Kent WRIGHT**	Name ______________________
	Address **Lees Rigg** **Green North Road Jordan** **Beaconsfield** **Buckinghamshire** **HP9 2SX**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________
	Date of birth 02/12/1957	UK Postcode
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** Lawyer	Nationality ______________________
		Occupation ______________________
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share **£0.01**	Nominal value of each share
	Number of shares issued **50,000**	Number of shares issued
	Aggregate Nominal Value of issued shares **£500.00**	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **50,000**	Total number of shares issued
	Total Nominal value of shares issued **£500.00**	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details		Amended details		Shares transferred		
Shareholder Name TNS UK LIMITED		Name				
Address Taylor Nelson Sofres Plc Westgate Lonodn W5 1UA		Address / UK Postcode		**Shares transferred by** TNS UK LIMITED		
Shares held *Class*	*Number*	**Shares held** *Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	**50000**					__/__/____
						__/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________________ (Director / Secretary)

Date 28/03/2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***1/3/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **1st March 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________________

Telephone number *inc code* __ __ __ __ __ __ __ __ __ __ __ __

Address ______________________

DX number *if applicable* __ __ __ __ __ __

DX exchange ______________________

Postcode __ __ __ __ __ __ __

Companies House

— for the record —

Company Name

INFRATEST BURKE ASIA PACIFIC LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
2787385

Information extracted from Companies House records on 14th January 2006

Section 1: Company details

Ref: 2787385/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7499 Non-trading company	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change / / Date Ian John PORTAL ceased to be secretary (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Stephen Michael FACTOR ceased to be director (if applicable) / /

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Research	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon WRIGHT **Address** 29 Turney Road Dulwich London SE21 7JA **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Simon WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 50,000	Number of shares issued
	Aggregate Nominal Value of issued shares £50,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 50,000	Total number of shares issued
	Total Nominal value of shares issued £50,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** IIC JAPAN	Name ______	
Address Iron Quarter Building 1-6 Saga I-Chome Koto-Ku Tokyo	Address ______ ______ ______ UK Postcode	**Shares transferred by** IIC JAPAN
Shares held *Class* Ordinary — *Number* 10000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____
> **Shareholder** **Name** INFRATEST BURKE INTERNATIONAL GMBH	Name ______	
Address Landsbergerstrasse 338 Munich 21	Address ______ ______ ______ UK Postcode	**Shares transferred by** INFRATEST BURKE INTERNATIONAL GMBH
Shares held *Class* Ordinary — *Number* 40000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________ (Director / Secretary)

Date 22/03/2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *8/2/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **8th February 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________

Telephone number *inc code* ______________

Address ______________

DX number *if applicable* ______________

DX exchange ______________

Postcode ______________

F/N: 82-4668

C42129/60

Companies House — for the record

Company Name
TNS IOTA LIMITED

363s Annual Return

> Please check the details printed in blue on
> If any details are wrong, strike them throug in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
5345618
Information extracted from Companies House records on 7th January 2006

Section 1: Company details

Ref: 5345618/01/01	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *Please enter principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes. Please use the most appropriate code in the list, or write a short description of your company's activities.*	*None held, please enter SIC code or description in the amended details column.*	**SIC CODE** 7413 **Description** MARKET RESEARCH, OPINION POLLING

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David PARRY **Address** 42 Kerr Place Old Brewery Close Aylesbury HP21 7BB **Date of birth** 25/01/1964 **Nationality** British **Occupation** Group Tax Manager	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date David PARRY ceased to be director (if applicable) __ / __ / ____

> Please enter the details of the company's total share capital in the space provided below.

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINARY

Number of shares issued: 1

Aggregate Nominal Value of issued shares: 1K £1.00

Class of Share: ____________________

Number of shares issued: ____________________

Aggregate Nominal Value of issued shares: ____________________

Class of Share: ____________________

Number of shares issued: ____________________

Aggregate Nominal Value of issued shares: ____________________

Class of Share: ____________________

Number of shares issued: ____________________

Aggregate Nominal Value of issued shares: ____________________

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: ____________________

Aggregate Nominal Value of issued shares: ____________________

> **Please send a full list of shareholders with this annual return. Use Sections 4A (and 4B if appropriate) to give the details. You must name all the shareholders.**

Section 4: Details of Current Shareholders

(A)

> Please fill in the details of any persons or corporate bodies who are shareholders at the date of this return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding seperately.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name TNS LUXEMBOURG ALPAH S.A.R.L. Address 45 RUE DE CIMETIERE LUXEMBOURG L 1338 UK Postcode	1		
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________ (~~Director~~ / Secretary)

Date 20 / 02 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *28/1/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **28th January 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: DOROTHY GRAGONATH

Telephone number *inc code*

Address: TNS
WESTGATE
LONDON

DX number *if applicable*

DX exchange

Postcode: W5 1UA